# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ClearSign Technologies Corp, CIK 0001434524
CUSIP: 185064102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8023 E. 63RD PLACE, SUITE 101, 8023 E. 63RD PLACE, SUITE 101, TULSA, Oklahoma (OK), 74133
Date of event which requires filing of this statement: 07/22/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-033392
Filed by CIK 0001227099

## Reporting persons
- John M Pasquesi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,364,977; sole dispositive power 0; shared dispositive power 1,364,977; aggregate amount beneficially owned 1,364,977 (19.9% of the class)
  Comment: The percentage of class under (11) above represented by amount in Row (9) is 19.99%
- Otter Capital LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 1,364,977; sole dispositive power 0; shared dispositive power 1,364,977; aggregate amount beneficially owned 1,364,977 (19.9% of the class)
  Comment: The percentage of class in (11) represented by amount in Row (9) is 19.99%

## Item 1. Issuer
Name of issuer: ClearSign Technologies Corp
Address of issuer's principal executive offices: 8023 E. 63RD PLACE, SUITE 101, 8023 E. 63RD PLACE, SUITE 101, TULSA, OKLAHOMA, 74133.

## Item 2. Person Filing
Name of person filing: John M Pasquesi and Otter Capital LLC are collectively referred to herein as the "Reporting Persons."
Address of principal business office or, if none, residence:
Otter Capital LLC
PO Box 1503
Manchester-by-the-Sea, MA 01944
Citizenship: John M Pasquesi is a citizen of the United States and Otter Capital LLC was formed in the State of California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of July 22, 2026, Otter Capital LLC was the record owner of 1,343,477 shares of the Issuer's Common Stock and Private Warrants to purchase up to 663,331 shares of Common Stock. The Private Warrants will be exercisable at an exercise price of $10.50 per share and are currently exercisable and will expire 5 years from the date of issuance. Additionally, the Issuer may redeem the Private Warrants once they become exercisable upon 30 days' advance notice if the closing price of the common stock reported equals to or exceeds $22.75 for any 20 business days within a 30 consecutive business-day period, provided that they may only be redeemed if there is an effective registration statement covering the resale of the Private Warrant shares. The Issuer is prohibited from effecting an exercise of any Private Warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by Otter Capital LLC and its affiliates exceeding 19.99% of the total number of shares of common stock outstanding immediately after giving effect to the exercise. As such, Private Warrants to purchase up to 21,500 shares of Common Stock are exercisable as of July 22, 2026. Mr. Pasquesi, as the managing and sole member of Otter Capital LLC, has sole voting and dispositive power over the shares of Issuer's Common Stock held by Otter Capital LLC.
Percent of class: Mr. Pasquesi: 19.99% and Otter Capital LLC: 19.99%. The foregoing percentages are calculated based on 6,307,455 shares of Common Stock represented to be outstanding by the Issuer on July 6, 2026, as reported in the Issuer's prospectus supplement filed on July 6, 2026, plus the 500,000 shares issued to Mr. Pasquesi and Otter Capital LLC on July 22, 2026, resulting in 6,807,080 shares outstanding.
Sole power to vote or to direct the vote: 1,364,977
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,364,977
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- John M Pasquesi: /s/ John M. Pasquesi, John M. Pasquesi (07/24/2026)
- Otter Capital LLC: /s/ John M. Pasquesi, Managing Member (07/24/2026)